May 12, 2008
Mr. Kevin Vaughn
Mr. Michael C. Volley
Mr. Mark Webb
Division of Corporation Finance, Mail Stop 4561
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	National City Corporation Form 10-K for the Year Ended December 31, 2007 Filed February 13, 2008 File No. 001-10074
Gentlemen:
Attached to this letter, please find National City Corporation’s response to your comment letter dated April 28, 2008 related to our Form 10-K filing for the year ended December 31, 2007.
Management of National City Corporation acknowledges its responsibility for the adequacy and accuracy of the disclosures in our Form 10-K filing. We understand that comments from the SEC staff, and changes to the disclosures that we may make in response to the staff’s comments, do not prohibit the Commission from taking any action with respect to our filing. We acknowledge that we may not assert the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you wish to discuss any of these matters further, please feel to contact either myself, at (216) 222-2262, or Thomas Richlovsky, Treasurer and Principal Accounting Officer, at (216)222-8063.
Sincerely,
/s/ Jeffrey D. Kelly
Jeffrey D. Kelly
Vice Chairman and Chief Financial Officer

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
Form 10-K
Regulation
1.	Please tell us about any agreements or understandings, written or oral, between you and your regulatory agencies or their representatives.

Response: This question has been responded to through discussion with the SEC staff.
Regulatory Restrictions and Capital Ratios, page 103
2.	In future filings, please disclose the consequences of noncompliance with the various capital ratios.

Response: We will revise future filings to include the following additional disclosure: “Examples of such actions available to the federal regulatory agencies include, but are not limited to, additional regulatory scrutiny, restrictions on brokered deposits, limitations on the ability to pay dividends, directives to increase capital, increases in FDIC insurance premiums, and in severe cases, the appointment of a conservator or receiver.”
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Risk Mitigation Strategies, page 37
3.	Please tell us the authoritative literature on which you rely to exclude credit losses covered by third-party insurance arrangements from the determination of the allowance for loan losses. Tell us how you considered whether you should report these arrangements on a “gross” basis in your balance sheet and income statement (e.g. insurance recoveries as a separate receivable and as a gain in non-interest income). Tell us how you considered the guidance in SOP 96-1.

Response: The primary authoritative literature upon which we based our assessment was SFAS 5, Accounting for Contingencies, which provides that an estimated loss should be accrued in the financial statements when it is probable that an asset has been impaired, or a liability has been incurred, and the amount can be reasonably estimated. SFAS 114 provides additional interpretative guidance but does not directly apply to large groups of smaller balance homogeneous loans that are collectively evaluated for impairment, unless the loans are restructured as troubled debt restructurings. The guidance in SOP 96-1 was also evaluated.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
Critical to our assessment of whether an asset had been impaired and the measurement of impairment was the nature and terms of our lender-paid mortgage insurance policies. The purchase of lender-paid private mortgage insurance was an integral part of the business strategy for origination of certain portfolio loans (i.e. loans held for investment). Specifically, prior to originating certain higher risk mortgage and home equity loans, management executed lender-paid mortgage insurance policies to reduce the credit risk of these loans to an acceptable level. Such policies included specific, quantitative underwriting criteria that served as guidelines as to the types of loans that the insurers would accept for coverage. Loans were originated specifically to these guidelines.
We believe lender-paid mortgage insurance that is integral to the underwriting process should be accounted for in a manner consistent with borrower-paid private mortgage insurance. Private mortgage insurance, when required by a lender, is also integral to the underwriting process and is commonly considered in the measurement of loss contingencies under SFAS 5. While the borrower pays for private mortgage insurance rather than the lender, private mortgage insurance, like lender-paid mortgage insurance, provides the lender an additional source of repayment should the borrower fail to perform in accordance with the loan terms.
Policies were executed for the following pools of loans:
•	Broker-sourced nonprime first lien mortgage loans originated between July 1, 2005 and March 31, 2006.

•	Broker-sourced nonprime home equity (second lien) loans and lines of credit originated between January 1, 2002 and September 30, 2006.

•	Retail (direct) home equity loans and lines of credit with loan-to-value ratios greater than 89.9% originated between August 1, 2006 and December 31, 2007.
The lender paid insurance policies on first lien mortgages provided coverage down to 60% loan-to-value of unpaid principal and up to two years of accrued interest for each covered loan. The lender-paid mortgage insurance policies on second liens provided coverage down to 80% loan-to-value of unpaid principal, plus accrued interest, for each covered loan.
Our accounting policy for evaluating impairment of insured loans, and determination of the corresponding allowance for loan losses, considers all available sources for collection of the unpaid principal and interest balances, consisting of the borrower, the underlying collateral, and proceeds from lender paid mortgage insurance when the policy was integral to the underwriting of the loans. We believe this policy and the consideration of lender-paid mortgage insurance that is integral to the underwriting process to be consistent with the loss contingency guidance in SFAS 5 and the impairment recognition and measurement guidance in SFAS 114.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
In paragraph 42 of SFAS 114, the Board concluded that a loan that becomes impaired should continue to be carried at an amount that considers the present value of all expected future cash flows. This paragraph does not limit the cash flows to those received directly from the borrower. We believe that the recognition and measurement of impairment under SFAS 114 would consider all sources of repayment that were considered in underwriting the loan. These sources of repayment would include collateral arrangements, borrower-paid private mortgage insurance, lender-paid mortgage insurance, guarantees, and other credit risk mitigants in place at the time a loan is originated as all of these items affect the loan’s original effective interest rate, which is integral to the measurement of loan impairment under SFAS 114.
Losses realized upon disposition of first lien mortgage loans subject to lender-paid mortgage insurance are generally fully covered by insurance. As such, these loans are generally deemed well secured (i.e. by the collateral and the insurance policy) and in the process of collection while they are in foreclosure. An allowance for loan losses is recognized for first lien mortgage claims which are expected to be rescinded or denied.
For home equity loans and lines of credit, where we have a secondary interest in any collateral, we deem the loan to be well secured and in the process of collection while the claim is pending with the insurance carrier. Accordingly, we provide the insurer 60 days to process the claim before we deem these balances uncollectible. If the insurer pays the claim within this timeframe, the insurance proceeds are recognized as a paydown of the outstanding principal and accrued interest. An allowance for loan losses is recognized for second lien mortgage claims that are expected to be rescinded or denied or not paid timely.
We considered the guidance in SOP 96-1 when establishing our accounting policy for the treatment of lender-paid mortgage insurance. We noted that paragraph .101 of SOP 96-1 indicates that the SOP does not address asset impairment issues. Accordingly, while we acknowledge that the SOP addresses insurance recoveries, we believe the guidance in SFAS 5 and SFAS 114 is more relevant to the measurement of loan impairment.
SOP 96-1 provides that a liability for a probable loss should be evaluated independently from a claim for recovery. Our allowance for loan losses is determined from a loss forecast that estimates gross charge-offs independently from probable subsequent recoveries. The forecast uses delinquency data to estimate the amount and timing of gross charge-offs. Probable recoveries are estimated from our experience with each insurer as to the percentage of claims that ultimately get paid and the time lag from claim submission to collection. We also update estimates of claims expected to be rescinded or denied on a quarterly basis.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
4.	Please tell us how you report recoveries from third-party insurance arrangements in your call reports, and tell us the regulatory guidance that supports your policy.
Response:
Our call reports are prepared on the same basis as our GAAP financial statements as we do not believe there to be a difference between GAAP and regulatory accounting principles for lender-paid mortgage insurance that is integral to the underwriting process.
The FFIEC Instructions for Preparation of the Consolidated Reports of Condition and Income (Call Report) instructions for reporting nonaccrual loans further supports our policy. It provides an exception to reporting a 90 day delinquent loan as nonaccrual if the asset is both well secured and in the process of collection. An asset is deemed well secured if it is secured by (1) collateral in the form of liens on or pledges of real or personal property that have a realization value sufficient to discharge the debt (including accrued interest) in full, or (2) by the guarantee of a financial responsible party. We believe loans with pending insurance claims are consistent with the FFIEC’s criteria of a loan which is well secured and in the process of collection.
Our charge-off policy for insured loans provides a reasonable period for collection. If insurance proceeds related to second lien mortgages are not received by the time the loan reaches 240 days delinquent, a charge-off is recognized without any consideration of the likelihood of a subsequent insurance recovery.
If insurance proceeds are received prior to charge-off of the loan, the cash received is reported as a principal paydown. If insurance proceeds are received after the charge-off of the loan, the cash proceeds are presented as a recovery of a prior charge-off.
Our accounting for lender-paid mortgage insurance has been reviewed by the examination team from Office of the Comptroller of the Currency (OCC). The OCC did not object to our treatment of lender-paid mortgage insurance that is integral to the underwriting process.
5.	We note that you provide a summary of the credit risk transfer strategies on the nonprime mortgage portfolio. Please revise future filings to disclose the amount and nature of all credit risk mitigation strategies you use for the remainder of your portfolio.
Response: As described on page 37 of our 2007 10-K, we have also purchased lender-paid mortgage insurance on certain home equity loans and lines of credit

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
originated in our branch network. These loans and lines had high loan-to-value ratios and were originated during the period August 1, 2006 to December 31, 2007, as identified in response #3 above. The unpaid principal balance of these insured loans was $934 million as of December 31, 2007. In future filings, we will add this insurance coverage to the table which summarizes credit risk strategies.
6.	For each credit risk mitigation strategy you use, please tell us if you believe it is integral to a specific lending arrangement and whether the credit risk mitigation strategy would transfer with a loan to the extent the loan was sold or transferred.
Response: As discussed in our response to #3 above, the purchase of lender-paid private mortgage insurance was an integral part of the underwriting, origination and retention of these higher risk loans on our balance sheet. Prior to entering into these policies, we did not retain in portfolio any second lien nonprime mortgage loans. Each insurance policy was executed prior to underwriting and originating the covered loans. Loans were originated to the guidelines established in each insurance policy to ensure coverage.
Our lender-paid mortgage insurance policies cover various pools of loans, with insured losses calculated on an individual loan basis. As a pool level policy, insurance coverage is not transferable for individual covered loans. The policies are assignable to a third party only with the insurer’s consent.
The Corporation also has a separate credit risk transfer agreement that was executed in 2005 with a highly-rated financial institution on other nonprime first lien mortgage loans. This arrangement was not integral to the lending decision. This agreement covered $5 billion of nonprime mortgage loans originated between July 1, 2004 and April 30, 2005. The purpose of this agreement was to mitigate the risk of catastrophic losses, as defined in the agreement, on the covered loans. National City remains responsible for all credit losses up to a defined first loss threshold. As of December 31, 2007, the Corporation had recognized cumulative credit losses on this pool of loans of $24 million and could realize additional credit losses of $145 million before any credit protection would engage. As the unpaid principal balance of covered loans has declined to $1.4 billion at December 31, 2007, actual credit losses are not expected to exceed the Corporation’s first loss position. All probable credit losses on these loans, without regard to any potential benefit from the credit risk transfer agreement, are included within our allowance for loan losses. Since this credit risk transfer agreement was not integral to the underwriting process, if any recoveries were ever to be deemed probable, they would not be considered in the determination of the allowance for loan losses.
This arrangement is a pool level structure and coverage commences when the cumulative amount of credit losses on the pool of covered loans exceed a defined

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
limit. There is no coverage for losses at the individual loan level. Accordingly, this arrangement is not transferable upon sale of individual loans. Further, this arrangement is only assignable upon the counterparty’s consent.
7.	Please quantify for us the affect your credit risk mitigation strategies had on the allowance for loan losses and the provision for loan losses for the periods presented. Separately quantify this information for those strategies that you believe are integral to a specific lending arrangement and those that are not.
Response: As noted in response #6, a credit risk transfer agreement was executed in 2005 with a highly-rated financial institution on certain nonprime mortgage loans. This arrangement had no impact on the allowance for loan losses or related provision for loan losses. This arrangement covers catastrophic losses, with the Corporation responsible for the first loss position, of which $145 million remained at December 31, 2007. Also, as noted in response #6, this arrangement was not integral to the lending decision. Accordingly, all probable credit losses on these loans are included within the allowance for loan losses and provision for credit losses without regard to the credit risk protection. Further, given the level of cumulative losses incurred to date, and given the small size of the remaining portfolio, we do not expect the credit risk protection to engage.
For lender-paid mortgage insurance, since the insurance arrangements were integral to the underwriting of the loans, we considered the amount of probable insurance recoveries when measuring the loan for impairment and establishing the allowance for loan losses. Our provision for loan losses considered probable insurance proceeds as a source of loan repayment of $60 million in 2007, $79 million in 2006, and no material amounts in prior periods. Similarly, the allowance for loan losses considered pending insurance claims of $40 million and $22 million at December 31, 2007 and 2006, respectively. Post year end, actual proceeds received from the insurance carriers have exceeded the estimated recoveries included within the allowance for loan losses.
8.	Please revise to disclose when you recognize expected proceeds from credit risk mitigation strategies.
Response: We recognize proceeds from insurance claims upon receipt (i.e. on a cash basis). Within the loss forecast utilized to determine the allowance for loan losses, the timing and amount of probable insurance proceeds are considered in the determination of the allowance based on our historical collection experience. We estimate probable insurance recoveries net of claims expected to be rescinded or denied. In addition, we consider the time lag from claim submission to charge-off to receipt of insurance proceeds. Due to this time lag, certain probable recoveries will not be recognized in our provision for loan losses until future periods. We will revise our disclosure in future filings.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
9.	Please tell us if you ever recognize expected proceeds as a recovery of loan loss reserves before you charge-off the related loan. If you do, please tell us how you determined that such recognition was appropriate.
Response: There are no instances in which we recognize an expected recovery prior to a charge-off.
10.	You disclose on page 66 that loans covered by lender-paid mortgage insurance are not charged off to the extent an insurance recovery is deemed probable and that you use historical loss ratios to determine your allowance for loan losses. Please tell us how loans that are not charged off because they are covered by mortgage insurance affect your historical loss ratios and why you believe your policy is appropriate. For example, in your allowance for loan loss calculation are these loans considered delinquent and/or charged off.
Response: As discussed above, insured first lien mortgage loans are deemed well secured and in the process of collection while the property is in foreclosure. Insured home equity loans and lines of credit are charged-off at the earlier of: 1) receipt of notice of final rescission or denial from the insurer, or 2) when the loan becomes 240 days delinquent. All insured mortgage and home equity loans are reported as delinquent loans when the borrower’s payment is past due, regardless of insurance coverage.
The allowance for loan losses for consumer loans is determined based on probable credit losses. This estimate includes probable losses which arise from the insurer carrier rescinding or denying a percentage of our claims, as well as estimated losses on delinquent home equity loans which reach the previously described charge-off threshold. The loss forecast estimates charge-offs separately from probable insurance recoveries.
Allowance for Loan Losses and Allowance for Losses on Lending-Related Commitments, page 39
11.	Please revise future filings to quantify the effect on the allowance for loan losses and charge-offs from your change in charge-off practices for insured mortgage loans.
Response: In 2007, we changed our charge-off policy for uninsured home equity loans and lines of credit. In prior periods, home equity loans and home equity lines of credit were charged-off in full when they reached the established charge-off threshold without any consideration given to the fair value of the underlying collateral. Commencing in the second quarter of 2007, we changed our charge-off policy to calculate losses net of estimated fair value of the collateral. As of and for the year ended December 31, 2007, this policy change increased

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
nonperforming assets and decreased charge-offs by approximately $12 million. We will ensure that future filings quantify the impact of any policy changes.
Application of Critical Accounting Policies and Estimates, page 49
12.	Please tell us the additional facts and circumstances related to the background, timing and reasons for this transfer.
Response:
Prior to the last half of 2007, as a business strategy, National City originated non-agency eligible mortgage loans and home equity lines and loans for sale. During the last half of 2007, we experienced significant disruption in the secondary markets for the sale of non-agency eligible first lien mortgage loans and home equity lines of credit and loans. Heightened concerns over credit risk in mortgage products were the primary cause of the market disruption. These concerns started with home equity loans and lines and quickly spread to other types of non-agency eligible mortgage products. The market disruption manifested itself in the following ways:
•	The number of potential buyers of loans was significantly reduced or went to zero;

•	Potential buyers became more critical of the credit quality within pools of loans and thus rejected relatively large numbers of loans based on credit or property appraisal concerns, resulting in higher “trade fallout”;

•	Buyers abandoned or rescinded committed but unsettled trades.
We reacted to these conditions by changing our business strategy as follows:
•	Suspending the origination of broker-sourced home equity lines and loans in the third quarter, and later shut down the division;

•	Ceasing the origination of non-agency eligible mortgage loans in the fourth quarter;

•	Exiting all broker-based loan operations in the fourth quarter.
Conforming mortgages, which are typically sold to FNMA and other GSEs, continued to be salable at stable market prices with no significant trade fallout and we continued to originate and sell these types of loans as part of our ongoing business strategy.
Prior to the third and fourth quarter of 2007, we actively pursued the sale of non-agency eligible and home equity lines and loans in the secondary market. During the third quarter, several potential sales of home equity lines and loans failed, and it became apparent that an active market in these types of loans no longer existed.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
This was confirmed by several active market players who publicly announced they would no longer originate this paper.
Management having the appropriate level of authority made the decision to change its intent with respect to certain loans held in the warehouse; whereby, these loans would no longer be considered held for sale but rather would be considered portfolio loans. Accordingly, management moved the loans to held-for-investment, and those decisions were made immediately prior to each transfer to held-for-investment. Upon authorization being obtained, we estimated the fair value of the loans to be transferred and recorded the transferred loans at the lower of cost or fair value.
13.	You disclose on page 65 that loans are classified within portfolio when management has the intent and ability to hold the loan for the foreseeable future, or until maturity or payoff.
a.	Please tell us how you determined that you had the intent and ability to hold the transferred loans for the foreseeable future, or until maturity or payoff. Specifically address your consideration of liquidity needs, capital requirements, and historical practices of selling loans.

b.	On the date of transfer, please tell us how you determined the foreseeable future as defined by the applicable literature, and specifically tell us the length of time that was the foreseeable future. Specifically tell us the factors and evidence you considered to support your determination.

c.	Please tell us if you believe there is a minimum amount of time you must hold the loans for investment before you can transfer them back to held for sale. For example, if the markets recover two months after the transfer and you can sell the loans at a favorable price, do you believe you can transfer the loans back to held for sale at that time?
Response: In assessing our ability and intent to hold the loans for the foreseeable future or until maturity or payoff, we considered several factors, as required by SOP 01-6, Accounting by Certain Entities (Including Entities with Trade Receivable) That Lend to or Finance the Activities of Others, including:
•	The Corporation’s business strategy and current business plans.

•	The nature and type of loan, including the expected life.

•	The Corporation’s financial condition and liquidity.

•	The current economic environment and related market conditions.

•	Management’s history of selling loans into the market.
Our assessment was made based on a threshold of “probable” as defined by SFAS No. 5, Accounting for Contingencies.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
As stated above, the transfers of these loans coincided with a significant change in the Corporation’s business plans. Our previous business model was predicated on the then current market conditions and the ability to sell loans within the appropriate risk profile. The change in management’s intent at the time of the transfers was also accompanied by several actions, as detailed above, which corroborated a change from the previous business model.
As a result of our change in business strategy and the change in intent for these loans to hold them for investment, we ceased all marketing activities related to them.
The loans transferred were mortgage related and therefore have potentially long lives. We believe that the long-term nature of these loans is not the significant factor in determining the period defined as the foreseeable future. We believe that other factors, which are more near-term in nature, such as the Corporation’s business strategy and current economic and capital markets conditions are more significant.
At the time of the loan transfers, financial condition was sound and liquidity was ample. The loans transferred were already funded and our liquidity plan showed no need to sell these loans to raise capital or liquidity levels. Accordingly, we identified no factors which would indicate we did not have the ability to hold these loans for the foreseeable future.
At the time of the transfers, we were projecting that we would have positive cash flows for the quarter and for the next twelve months. Additionally, our liquidity ratios were within historical norms. Our average equity to portfolio loans ratio was 12.10% for the third quarter of 2007, and for the fourth quarter, it was 11.94%. This ratio ranged from a low of 11.79% to a high of 14.66% in the prior three years. Average portfolio loans to deposits were 111.70% for the third quarter of 2007 and for the fourth quarter, it was 115.45%. This ratio ranged from a low of 110.18% to a high of 127.05% in the prior three years. At the time of the transfers, we believed our liquidity to be within historical ranges and that we would at least maintain these ratios for the foreseeable future.
In the third quarter of 2007 our Tier 1 capital ratio was 6.78% and in fourth quarter, it was 6.52%. Based on these ratios, we were considered to be “well capitalized.” Our period-end equity to asset ratio at the end of the third quarter was 8.98% and at the end of the fourth quarter it was 8.92%, which was within the historical range for that ratio. We also projected that we would at least maintain, if not increase, our capital position by the issuance of hybrid securities.
Our past loan sale history, in the absence of evidence to the contrary, could have indicated that a sale of these loans was probable. However, based upon the severely distressed market conditions and our change in business strategy, we reassessed our intent and ability to sell certain mortgage and home equity loans.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
As stated above, the economic environment and related market conditions at the time of the transfers were severely distressed. However, based on the unprecedented nature of the market disruption, we concluded that the market would continue to be stressed, in varying degrees for the term of our planning, budgeting and forecasting horizons. We therefore, did not plan or anticipate any recovery that would allow us to sell the loans at reasonable prices nor did we believe that we would be required to sell based on our projected financial condition.
We do not believe there are any bright lines that define the foreseeable future; rather, our determination of the foreseeable future was based upon the specific factors cited above. We have used a working definition of approximately one year as the foreseeable future based on the Corporation’s budgeting and forecasting process that generally incorporates the next 12 months.
The evidence that we considered in our assessment included presentations to investors and employees, budgets, forecast, and internal correspondence. The Mortgage Banking business unit’s plans, budgets and forecasts contain no projected sales of loans of the types transferred. We also view subsequent actions in validating our intent at the time of transfer. Subsequent to the transfer, there have been no marketing activities, potential sales, or sales of the loans which were previously transferred to held-for-investment.
In your question to us, you posed a hypothetical situation where loans would be transferred back to loans held-for-sale within two months of being transferred to held-for-investment. We do not believe that a market recovery, in and of itself, is a sufficient reason for the transfer given the close proximity of the two events.
14.	Please provide us with detailed information about how you determined the fair value of the loans on the date of transfer.
Response: We used two primary valuation methods in determining the fair value of the loans transferred that depended on the nature of the loans. A market approach based upon representative auction bids was used to value non-agency eligible mortgage loans, while an income approach based on a discounted cash flow model was used to value closed-end seconds and home equity lines and loans where no bids were available.
The following valuation process was used for approximately $1.1 billion of non-agency eligible mortgage loans. As nonconforming mortgage loan sales are typically private transactions, we did not have specific, readily available information on prices paid by market participants. However, the secondary market was functioning, albeit sporadically and at severely reduced volumes and prices, and we were able to solicit representative bids in September 2007 on a pool of

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
non-agency eligible first lien mortgage loans in an auction process from four market participants. We used these bids as a basis for the valuation performed at September 30, 2007 and for transfers which occurred during October and November of 2007. Although there was some delay between the auction bids and the loan transfers, it was the best information available to us, and we concluded that it was reasonable to use them based on the degree of market illiquidity when the bids were received, which continued during the fourth quarter.
In applying the bid prices to the held-for-sale loans transferred to portfolio, we specifically considered the similarities of loan characteristics between the loans for which a bid was received and the other held-for-sale loans. Based upon these comparisons, we concluded that the two populations were reasonably similar.
In applying the bid prices, we segmented the auction bid information into the following loan characteristics: delinquency status, program, due diligence kick-out reasons (appraisal, program violation, collateral, etc.). The result of this process was a table that summarized the prices and the resulting markdowns for each type of loan. The detailed loan information in the table was then mapped to specific types of loans to be transferred to portfolio. Where available, the markdowns indicated by the bids were used. Where there were categories of loans not represented in the bid population, we used other sources of market participant information, such as market intelligence and/or discussions with investors to establish markdowns.
Below is a representative markdown table used to value the loans transferred:

	Markdown Percentages
Deficiency Characteristic	Agency	Alt-A	Jumbo	Seconds
30 Day Delinquent	32.0%	33.2%	32.0%	37.0%
60 Day Delinquent	43.4%	44.3%	43.4%	55.0%
90 Day Delinquent	55.0%	55.0%	54.9%	80.0%
90+ Day Delinquent	55.0%	55.0%	55.0%	100.0%
Appraisal	21.0%	30.0%	21.0%	30.0%
Asset Verification	5.0%	5.0%	5.0%	26.0%
Asset	5.0%	5.0%	5.0%	26.0%
Collateral	5.0%	5.0%	5.0%	10.0%
Credit/Compliance	5.0%	5.0%	5.0%	30.0%
Past Delinquency	25.0%	40.0%	25.0%	70.0%
FHA/VE Fixed	5.0%	5.0%	5.0%	27.0%
Income	10.0%	10.0%	10.0%	27.0%
Misrepresentation	10.0%	10.0%	10.0%	27.0%
Program Violation	10.0%	25.0%	10.0%	40.0%

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008

	Markdown Percentages
Deficiency Characteristic	Agency	Alt-A	Jumbo	Seconds
Removed	0.0%	0.0%	0.0%	20.0%
Underwriting	10.0%	10.0%	10.0%	30.0%
Closing	5.0%	5.0%	5.0%	26.0%
Fraud	80.0%	90.0%	80.0%	100.0%
Other	5.0%	5.0%	5.0%	20.0%
The overall average write-down percentage for the $1.1 billion of loans valued using the market approach was about 16%.
The process used to apply the information from the market participant bids to the held-for-sale portfolio can be summarized in the following steps:
•	We identified loans that had defects that would reduce the fair value of the loan and classified them by type of defect in the markdown table.

•	Loans not identified as having the potential for a reduction in value based on the step above were excluded from the analysis and therefore were given no markdown.

•	We applied the percentages in the markdown table above to the applicable loans.
The process detailed above was performed at September 30, 2007 and updated at the date of transfer for each of the transfers of Alt-A and Jumbo loans made in November and December 2007.
The valuation of the closed-end second loans of approximately $600 million and the broker-sourced home equity lines and loans of $5.4 billion was performed using a discounted cash flow model. A separate valuation process was used for these loan populations because no observable market information existed and we were not able to obtain any bid information. After committed trades with several parties who had previously been active buyers failed to settle, it became apparent that there was no longer any market for trades in closed-end second lien and home equity lines and loans. Although several trades of home equity lines and loans totaling $800 million were consummated around the time of the transfers, these trades had been negotiated and committed prior to the third quarter of 2007, and thus were not reflective of the current market conditions at the time of their settlement.
The model used assumptions which were observable in the market, if available, or unobservable assumptions that we believe would be utilized by market participants bidding on the asset in an exchange transaction. We generally used assumptions that a market participant would use to price the loans based upon the best information available. Where market data was not observable, we reviewed ranges of inputs to understand their sensitivity to the overall valuation.

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
Inputs required that were derived from the loans’ characteristics were:
•	Pool Balance

•	Pool Interest Rate

•	Pool Margin

•	Pool Maturity Date
These are either summations or balance weighted averages of the individual loan characteristics. This data can be objectively determined and would be available to all market participants who express an interest in bidding on a pool of loans that are offered for sale.
Internally derived inputs in additional to those noted above were:
•	Prepayment Speed. The Corporation has tracked prepayment speeds on static pool originations of home equity products since 2001.

•	Lifetime Losses. The estimated lifetime losses were based on static pool information that would be available to a market participant; an expected net cumulative loss curve would be developed by potential investors in the bidding process. Most market participants in the whole loan market would use the data provided by the seller as well as their own internally developed credit models to derive this input. Also, market participants would likely review how the rating agencies, primarily Moody’s and S&P, view the loss profiles of the underlying collateral as another data point in a comprehensive analysis, which we considered in our valuation.

•	Required Equity. Equity required to be held against an asset is generally set in the range of some regulatory minimum as most purchasers of whole loans in the marketplace are regulated entities. The Tier 1 Capital level of 6% was used in our analysis.

•	Funding Structure. The fixed rate coupon on home equity loans generally allows market participants to match fund the principal cash flows using the swap curve. To this, a credit spread of 20 basis points was added to account for the Corporation’s spread above the curve due to its credit rating. It is likely that market participants were borrowing at the same rate, given the then current credit market conditions.

•	Discount Rate. The discount rate used by a market participant would vary with the risk adjusted return requirements. When buying an asset that has no risk, the Treasury Rate is widely viewed as being the appropriate discount rate. This is potentially the only discount rate that is wholly objectively determinable. After determining the appropriate market

National City Corporation
Form 10-K for the Year Ended December 31, 2007
Comment Letter dated April 28, 2008
participant assumptions for prepayments and credit losses, the two primary risks in home equity loans, the required discount rate is probably closer to the required return on investor’s capital. When the Corporation reviews bids for this asset class, it generally uses a discount rate of between 12% and 15%. Management added a 2% additional risk premium to reflect market participants’ likely view of worsening consumer credit as a result of the sustained stress in the housing sector.
The following table details these key assumptions used to value these loans by type:

		Months
		since		Lifetime	Discount
Loan Type	Coupon	Origination	CPR	Loss	Rate
Home Equity Loans	8.19% to 8.81%	3.1 to 7.8	25.0%	2.0% to 5.0%	17.0%
Home Equity Lines	8.44%	3.3 to 12.3	30.0%	3.0%	17.0%
We then applied the assumptions above to the estimated cash flows derived from the loans’ characteristics to estimate the fair value of these loans on the date of transfer.
     Signatures, page 147
15.	Pursuant to Instruction D, please identify the principal accounting officer, or person serving in this capacity.
Response: Thomas A. Richlovsky, Senior Vice President and Treasurer, serves as our principal accounting officer. We will revise our future filings to identify him as such on the signatures page.